

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via Mail
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Room 1707, 17ᵗʰ Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re:** **Kama Resources Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your amended filing and response letter dated March 9, 2012 and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated March 6, 2012.

General

1. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you have no operations and nominal assets consisting solely of cash and cash equivalents. If you conclude that your company is a shell company, please revise your prospectus, including the cover page, risk factors and the subsection Future Sales by Existing Stockholders, to disclose that you are a shell company subject to Rule 144(i) of the Securities Act and further disclose the consequences of that status, such as the limitations on the ability of your security holders to use Rule 144 and the potential illiquidity of your securities. Please refer to SEC Release 33-8869 (2007) and clarify that Rule 144 is not available for the resale of securities initially issued by shell companies until 12 months after the company is no longer considered a shell company.

Summary

2. Please revise your disclosure to discuss why the company is conducting an offering and becoming a reporting company in light of the following:

   ● The company was only recently incorporated and has no business operations;

   ● The company's success depends on its sole officer and director, but the company's officer/director:

         o   has no experience in the company's proposed business operations;

         o   has no experience in running a public company that is a reporting company with the Securities and Exchange Commission; and

         o   devotes only part of his time to the company;

- The offering is for minimal funds that may be insufficient to begin business operations, pay for the costs of the offering and meet the costs of being a reporting company;

- The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability raise funds through equity financings or to use its shares as consideration; and

- The company's common stock will likely be a penny stock.

Risk Factors

"Certain political and economic considerations relating to [the] People's Republic of China…"

3.   Please revise this risk factor subheading and text so that it complies with the plain English requirements of Rule 421(d) of the Securities Act. The 15-line heading in capitalized letters does not comply with the requirement to present the risk factors clearly and concisely. Moreover, the risk factor is generic in its discussion of the impact of political and economic considerations in China on your business. Please revise this risk factor so that it specifically and succinctly describes the risks of operating your business in the PRC as a servicer for non-traditional automobile finance loans for car dealerships.

Business

Regulatory Requirements

4.   You state that you "might be required to obtain special licenses, or meet special regulatory requirements before establishing [y]our business" but do not discuss what current Chinese regulations require. Your discussion of the current business, political, and regulatory environment in the PRC as it relates to the company should be significantly expanded. Please provide a thorough discussion of applicable Chinese regulatory requirements, including any such requirements regarding foreign ownership of companies operating in your industry. Please describe any governmental approvals necessary for the operation of your business, and how your ability to obtain these approvals may impact your business plan and timing. Expand your prospectus summary to provide a brief overview of the business and regulatory conditions in China as they may materially affect your company, including any applicable restrictions on foreign

ownership and risks related to political factors in China. In addition, include expanded disclosure in the risk factors section as appropriate.

Financial Statements

General

5.   Please file updated financial statements with your next amendment pursuant to Rule 8-08 of Regulation S-X.

Exhibit 5.1 Legality Opinion

6.   The first paragraph of the legality opinion states that counsel is rendering an opinion "in connection with the registration … of 2,000,000 shares of common stock of the Company … to be offered for sale by the Company's shareholders under the Securities Act of 1933." However, given that the disclosure in the registration statement indicates that the shares are being offered by the company, the statement that the shares are "to be offered for sale by the Company's shareholders" is unclear. Similarly, it does not appear that the opinion of counsel disclosed in paragraph 4 that "[a]ll of the Registered Shares are duly authorized and validly issued as fully paid and non-assessable" is consistent with your offering given that the shares to be issued by the company under the registration statement have not yet been issued. Please provide a revised legality opinion that clearly addresses the up to 2 million shares covered by the registration statement, or advise. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

        Please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: Via E-mail
        Jill Arlene Robbins, P.A.